SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Ogilvy & Mather Profit Sharing Retirement

and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

BENCIVENGA WARD & COMPANY, CPA’s, P.C.
Valhalla, New York
June 24, 2009

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at fair value	$105,371,452	$148,487,292

Receivables:
Employee contributions	392,246	448,299

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	105,763,698	148,935,591

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,834,985	—

NET ASSETS AVAILABLE FOR BENEFITS	$107,598,683	$148,935,591

See accompanying notes to financial statements.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:

CONTRIBUTIONS:

Rollover contributions	$760,579
Employee contributions	13,758,385

Total Contributions	14,518,964

INVESTMENT INCOME:

Interest and dividend income	4,078,157
Loan interest	161,322

Total Investment Income	4,239,479

Total Additions	18,758,443

DEDUCTIONS:

Net depreciation in fair value of investments	46,512,645
Benefits paid to participants	13,582,706

Total Deductions	60,095,351

DECREASE IN NET ASSETS	(41,336,908)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	148,935,591

End of year	$107,598,683

See accompanying notes to financial statements.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	PLAN DESCRIPTION

The following description of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”), as amended and restated effective September 1, 2005, is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan sponsored by The Ogilvy Group, Inc. (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers all full-time employees of The Ogilvy Group, Inc., A. Eicoff and Company, Inc., Marketing Intelligence Services, Inc., Soho Square, Inc. and 141Worldwide LLC (collectively the “Companies”). Mercer HR Services is the recordkeeper and Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility - All employees are eligible to participate in the Plan, except employees who are: (a) covered by collective bargaining agreements, unless otherwise stipulated in such collective bargaining agreements, and (b) leased employees. Employees who are determined to be temporary, part-time or contingent employees are eligible to participate on the first day of the month coinciding with, or next following, the completion of one year of service, as defined. All other employees are eligible to participate on the first day of the month coinciding with, or next, following the one-month anniversary of the employee’s employment commencement date, as defined.

Contributions - All employer contributions to the Plan are made at the discretion of the management of the Companies. There were no employer contributions for 2008. Participants may elect to make 401(k) contributions in an amount from 1% to 50% of their eligible compensation in any calendar year. These contributions constitute salary reductions and are subject to tax deferral under the Internal Revenue Code (“IRC”). In addition, effective January 1, 2006, participants may make Roth elective deferrals to their account. Participants direct the investment of their contributions into various investment options offered by the Plan. A separate account is maintained by the Trustee for each participant to record the participant’s contribution, the employer contributions, and employee rollovers.

Effective September 1, 2005, eligible employees shall be automatically enrolled in the Plan at a deferral rate of 3% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. Such election shall be made in writing, or via telephone or internet access to the Company’s Benefits Department.

The maximum 401(k) contribution as established by the Internal Revenue Service (“IRS”) for the year ended December 31, 2008 was $15,500. In addition, participants who have attained the age of 50 before the close of the Plan year, may make catch-up contributions in accordance with the IRC. The maximum amount of catch-up contributions for the year ended December 31, 2008 was $5,000.

Vesting - All participants are fully vested in their accounts at all times. Elective employee 401(k) contributions and earnings thereon are always fully vested. Participants are fully vested in their Roth elective deferrals.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	PLAN DESCRIPTION – (continued)

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the allocation of company discretionary contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances as defined.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company’s contributions, if any, are allocated to each participant provided the participant is employed by one of the Companies at the end of the plan year.

Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, a common collective trust fund and the WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

On November 19, 2008, WPP plc became the new parent of the WPP Group and WPP Group plc became an indirect subsidiary of WPP plc. In connection with this restructuring, all the outstanding ADSs of WPP Group plc (“WPP Group plc ADSs”) were canceled and participants in the Plan whose accounts held these WPP Group plc ADSs received one WPP plc ADS for each WPP Group plc ADS that had been held in their account.

Payment of Benefits - Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, or death, as stipulated in the Plan agreement. Such benefit shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan. All distributions under the Plan are made in cash, except to the extent that the participant has an investment in the WPP Stock Fund and elects to have such portion of the participant’s account distributed in WPP plc ADSs held in the WPP Stock Fund. The Plan was amended in 2004 to allow for in-service age 59 1/2 and in-service rollover withdrawals.

Plan Administration - The Plan is administered by the Retirement Plan Committee, which was established by the Board of Directors of the Company to serve in such capacity.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan document, to the extent not paid by the Company. Brokerage fees are included in the cost of investments when purchased and deducted from the proceeds when investments are sold.

Plan Termination - Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	PLAN DESCRIPTION – (continued)

Participant Hardships and Loans - The Retirement Plan Committee may permit an eligible employee, as defined, to withdraw all or a portion of a participant’s account balance upon the next valuation date upon hardship subject to certain provisions in the Plan. Hardships are defined by the Plan agreement as certain medical expenses, purchase of a primary residence, payment of certain tuition and education fees, and to prevent eviction from their primary residence. Effective January 1, 2006, hardships include certain payments for burial and funeral expenses and damages to a principal residence as defined by the IRC. A participant receiving a hardship withdrawal may not make employee contributions to any plans maintained by the Company or any affiliate for a period of six months.

All eligible employees can request a loan. Only two personal loans and one residential loan can be outstanding at any time. The minimum loan is $1,000 and may not exceed 50% of the eligible employee’s vested account balance. Loan repayment and interest rates are determined at the discretion of the Retirement Plan Committee, generally five and fifteen years for personal and residential loans, respectively. The loans are secured by the pledge of the participant’s interest in the Plan. Upon terminating a participant can: (a) pay-off the entire outstanding loan balance, (b) transfer the loan to a successor employer qualified retirement plan as part of an eligible rollover distribution, or (c) elect to continue repayment in a form or manner determined by the Retirement Plan Committee, subject to the provisions of the Plan. An eligible employee who takes an approved unpaid leave of absence, as defined in the Plan, may discontinue payments on the loan for a period of absence up to 12 months. Upon return to employment, the eligible employee must repay the missed payments within the original loan term. Loans made to participants generally have a term of five and fifteen years for personal and residential loans, respectively. At December 31, 2008, interest rates ranged from 5% to 9.25%, for outstanding loans. Participant loans at December 31, 2008 and 2007 were $2,262,076 and $2,056,802, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investments in various investment securities. Investment securities in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements for 2007 and did not impact the amount of net assets available for benefits for 2007.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits, determined using the following measurements.

		Fair Value Measurements Using
As of December 31, 2008	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$72,952,316	$72,952,316	$—	$—
Common collective trust	26,513,304	—	26,513,304	—
Participant loans	2,262,076	—	2,262,076	—
WPP Stock Fund	3,643,756	3,643,756	—	—

Total	$105,371,452	$76,596,072	$28,775,380	$—

SFAS No. 157, Fair Value Measurements, establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs are significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and Level 3 inputs are significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions market participants would use in pricing an asset or liability and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of investments.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

3.	FAIR VALUE MEASUREMENTS – (continued)

Level 1 Fair Value Measurements

The fair value of the WPP Stock Fund and mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value of the common collective trust fund, which is not traded in an active market, is valued at the unit value of the fund which is based on the fair value of the underlying investments. The value of the participant loans is equal to the amortized cost of the loans, which approximates fair value. The participant loans’ fair value is based on observable inputs such as current interest rates and other relevant factors.

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	December 31, 2008		December 31, 2007
Description of Investment	Shares	$ Value	Shares	$ Value
WPP Stock Fund		*	132,485.7130	8,517,506
The Boston Co. Small Cap Growth Fund	157,611.8220	5,785,930	167,887.9200	9,854,434
Davis NY Venture Fund Cl A	256,698.2600	6,063,213	259,793.2050	10,394,326
The Growth Fund of America	728,641.6640	14,718,562	772,233.6110	25,885,271
Capital World Growth and Income Fund	284,869.9900	7,554,752	275,794.8820	12,283,904
Artio International Equity Fund	248,498.1550	6,105,600	256,784.1910	11,473,118
Putnam Stable Value Fund	28,348,288.9500	26,513,304	26,706,575.1100	26,706,575
PIMCO Total Return Fund	849,851.8780	8,617,498		*

* This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 or December 31, 2007, respectively.

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $46,512,645 as follows:

Investment Category
Mutual funds	$(42,246,177)
WPP Stock Fund	(4,266,468)

Net depreciation of investments	$(46,512,645)

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company in a letter dated May 4, 2004 that the Plan is in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	RELATED PARTY TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2008 the Plan held 123,141 WPP plc ADSs in the WPP Stock Fund valued at $3,643,756, and at December 31, 2007 the Plan held 132,486 WPP Group plc ADSs in the WPP Stock Fund valued at $8,517,506. This investment appreciated (depreciated) in value by ($4,266,468) and $2,461,977 for the years ended December 31, 2008 and 2007, respectively.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions under the IRC and ERISA’s rules on prohibited transactions.

* * * * * *

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trust:
	Putnam Stable Value Fund	Common Collective Trust	**	$26,513,304

	Mutual Funds:
	T. Rowe Price Retirement Income Fund	Mutual Fund	**	225,405
	T. Rowe Price Retirement 2005 Fund	Mutual Fund	**	532,414
	T. Rowe Price Retirement 2010 Fund	Mutual Fund	**	733,967
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	**	952,867
	T. Rowe Price Retirement 2020 Fund	Mutual Fund	**	1,695,667
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	**	1,663,846
	T. Rowe Price Retirement 2030 Fund	Mutual Fund	**	1,549,595
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	**	1,397,326
	T. Rowe Price Retirement 2040 Fund	Mutual Fund	**	1,267,485
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	**	580,120
	T. Rowe Price Retirement 2050 Fund	Mutual Fund	**	240,009
	T. Rowe Price Retirement 2055 Fund	Mutual Fund	**	18,442
	PIMCO Total Return Fund	Mutual Fund	**	8,617,498
	Davis NY Venture Fund Cl A	Mutual Fund	**	6,063,213
	JP Morgan Mid Cap Core Growth Fund	Mutual Fund	**	3,468,000
	The Growth Fund of America	Mutual Fund	**	14,718,562
	The Boston Co. Small Cap Growth Fund	Mutual Fund	**	5,785,930
	Munder Mid Cap Core Growth Fund	Mutual Fund	**	2,894,808
	Capital World Growth and Income Fund	Mutual Fund	**	7,554,752
	Artio International Equity Fund	Mutual Fund	**	6,105,600
	Vanguard Institutional Index Fund	Mutual Fund	**	4,389,717
	Allianz NFJ Small Cap	Mutual Fund	**	2,497,093

	Total mutual funds			72,952,316

	Participant Loans:
*	Various participants	Loans (maturing 2009 to 2023 at interest rates from 5% to 9.25%)		2,262,076

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	**	3,643,756

	Total assets (held at end of year)			$105,371,452

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGILVY & MATHER PROFIT SHARING AND 401(k) PLAN

Date: June 29, 2009	By:	/s/ Gerri Stone
	Name:	Gerri Stone
	Title:	Senior Partner, Director of Benefits NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm